Exhibit 99.1

ASX ANNOUNCEMENT

25 November 2015

2015 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached slide show presentation which will be delivered by its Chief Executive Officer, Mr. Eutillio Buccilli, at the Company’s 2015 Annual General Meeting to be held at approximately 10.30 am this morning in the “Treetops” Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited Annual General Meeting Wednesday, 25 November 2015

Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Major Achievements Since Last AGM Secured $24.0M Standby Equity Placement Facility Completed $18.6M capital raise Continued roll out of the 2nd generation BREVAGenplus test across the U.S. Revised sales and marketing strategy to target large comprehensive breast health centres and imaging centres Completed divestiture of the heritage Australian Genetics business Launched an initiative to reinvigorate the pathway to Peer-Reviewed Publications Granted U.S. Patent No. 9,051,617 and 9,068,229 covering three of the core genetic markers included in the BREVAGenplus risk assessment test Significant reduction in cost base, with annualised June 15 quarter cash spend down 34%, expressed in constant currency terms Successfully remediated two separate Nasdaq deficiencies Securing sufficient capital resources to enable proper execution of our “next generation” plan was a top priority

Operational Review Board and Management operational review, commenced at start of the fiscal year Strategic decision to shift the Company’s entire focus to the U.S. molecular diagnostics market Streamlined operations and focused on executing an ambitious commercial strategy for BREVAGenplus Decision to divest non-core assets - Heritage businesses – little opportunity for growth, sample numbers trending downwards - RareCellect – technology being superseded, patent portfolio costly, time limit on divestment activities - Other non-core assets – Simavita shares and Immunaid options Licensing program – changing landscape in U.S. courts, patents at the end of life, expected within the next 6-12 months Realigned corporate spending and restructured Board of Directors 4 The past fiscal year has been a period of refinement while continuing to build capacity for growth

What is BREVAGenplus? Simple swab-based test that helps determine a woman’s risk of developing breast cancer Single nucleotide polymorphisms (SNPs) are the most common type of genetic variation among people. The SNPs used in BREVAGenplus have been confirmed to be associated with Breast Cancer Molecular panel of 77 SNPs combined with clinical risk factors from the NCI’s Breast Cancer Risk Assessment Tool (BCRAT) to provide an integrated risk score First test of its kind to be clinically validated to assess both 5-year and lifetime risk for sporadic breast cancer: both hormone-dependent and triple negative subtypes Validated and CLIA-approved for use in Caucasian, Hispanic and African-American women aged ≥ 35 Provides a >20% increase in accuracy over first generation BREVAGen BREVAGenplus - Our flagship first-in-class risk assessment test for non-hereditary breast cancer

TV Segment 6

Market Opportunity Total number of women in target age range for BREVAGenplus: 54.3 million Potential market size reduced by: Ethnicities not covered by BREVAGenplus ~10% Women on Medicaid ~20% Of which ~33% are Women of intermediate risk, based on GAIL score Total target population ~12.9 million BUT: the Centre for Disease Control (CDC) data shows only 67% compliance for mammography in eligible age groups Potential target market size ~8.6 million women

Key Market Drivers Scientific validation and clinical utility studies Further scientific validation results/publications expected by end Q2 FY16 Evidence from clinical utility studies will secure wider payer coverage, increase current reimbursement levels and speed product uptake – first of three trials to begin Q2 FY16, completion expected end FY16 Market awareness KOL speaker program Integrated web/social media Targeted regional media features Key accounts Focus on breast/imaging centers Find, establish, grow Reimbursement Commence discussions with insurer groups once clinical utility studies provide evidence that demonstrate test impact on treatment decision-making that is aligned with payer evidence requirements

Market Progress BREVAGenplus now available in all 50 U.S. states Samples received from 18 high population density territories 8,558 Samples received since launch of BREVAGen, in June 2011, BREVAGenplus released in October 2014 Key Opinion Leaders (KOLs) act as BREVAGenplus Ambassadors to: Highlight the utility and value of BREVAGenplus in the clinical setting Provide templates for clinic adoption, patient selection and logistics Drive increased adoption of the BREVAGenplus test High prescribing users and KOLs on U.S. regional TV aim to: Introduce BREVAGenplus to the general public Integrate PR with new speakers in the various sales markets

Geographical Cluster of Samples Cumulative U.S. Samples cluster - July 2011 to June 2015 U.S. sales team focus on territories with high volume, demonstrating strong growth potential

Priorities for FY2016 SALES, SALES, SALES Complete scientific validation end Q2 FY16 and first of three clinical trials by end FY16, while commencing two other longer-term clinical trials in FY16 Strengthen the U.S. sales team, focus on improving scalability and creating market awareness of BREVAGenplus Find, establish and grow key accounts (breast health centres and imaging centres) in the U.S. market Monitor BREVAGenplus roll out to improve performance, expand market reach, increase market acceptance and brand awareness Continue to work with payers (insurers) to improve reimbursement outcomes Manage operating cost base and cash flow with the aim of maximising re-investment in product development and top line growth R & D: push to develop additional products for different disease states eg. Colon Cancer Ensure adequate funding is available to meet objectives

Financial Snapshot Shares outstanding 1,714 MM ADRs (@150:1 ratio) 8.9 MM Top 20 shareholders 86.4% Total shareholders 3,165 Unlisted Options outstanding 24.2MM As at 30 Jun 2015 - Market cap (@$0.028) AUD48.0 MM Fiscal Year Ended June 30 Financials Revenue (AUD millions) 2015 2014 2013 BREVAGen/ BREVAGenplus 1.3 1.7 0.3 Shares as at 30 June 2015 As at 24 Nov 2015 - Market cap (@$0.029) AUD49.7 MM As at 30 Jun 2014 - Market cap (@$0.036) AUD22.1 MM